Superior Plus

Leanne E. Likness
Corporate Secretary
Direct Telephone: (403) 218-2954
Direct Facsimile: (403) 218-2973
E-mail: llikness@superiorplus.com

[redacted]

November 4, 2008

08006034

SEC
Mail Processing
Section

NOV 14 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549 USA

Dear Sir or Madam:

SUPPL

Re: Superior Plus Income Fund (the "Company")
File No. 82-34838
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find Superior Plus Announces Conversion to a Corporation with a 13.5 cent per share Monthly Dividend Press Release.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
Superior Plus Income Fund

HMcMaster

for: Leanne E. Likness
Superior Plus Income Fund
Corporate Secretary

PROCESSED
DEC 01 2008
THOMSON REUTERS

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TSX: SPF.UN

Superior Plus
Income Fund

October 30, 2008

Superior Plus Announces Conversion to a Corporation with a 13.5 cent per share Monthly Dividend

Superior Plus Income Fund ("Superior") (www.superiorplus.com) (TSX: SPF.UN) is pleased to announce that it has entered into an agreement pursuant to which it will convert from an income trust structure to a corporation pursuant to a Plan of Arrangement (the "Conversion").

Strategic Rationale for the Decision to Convert to a Corporation

Superior's vision is to operate and build businesses that will provide long-term stability of distributions and premium returns to our unitholders through value-based growth in our core businesses. The announcement of the Specified Investment Flow-Through Trust income and distribution tax (the "**SIFT Tax**") on October 31, 2006 and the subsequent limitations placed on trusts made it clear that the intention of the Department of Finance was to close and subsequently dissolve the public income trust market. Further, the proposed legislation on tax-free conversions announced in July 2008 requires conversions to be completed under the new rules before December 2013. Superior believes the uncertainty relating to the future of the public income trust market has had a negative impact resulting in discounted unit prices, decreased access to capital, lower liquidity and limited growth prospects.

Superior has been proactively assessing several options available to provide long-term stability of distributions for our unitholders while minimizing the impact of the Federal trust taxation legislated by the Federal Government in June 2007. Superior believes the early conversion to a corporation through the proposed Plan of Arrangement with Ballard Power Systems Inc. ("**Ballard**") accomplishes both of these objectives.

Grant Billing, Chairman and Chief Executive Officer, stated that, "We are pleased to announce this Conversion as it allows us to continue to create long-term value for our unitholders by converting from a trust to a corporation while continuing our monthly distribution. As part of the transaction, we will be assessing the potential for a United States stock exchange listing to create additional opportunities to access the United States debt and equity markets. In addition, this transaction provides us the opportunity to work with Ballard to enhance the value of our off-take hydrogen as part of their hydrogen technology development plans."

Benefits of the Transaction to our Unitholders

- The Plan of Arrangement provides for an effective and efficient method of converting from a Specified Investment Flow-through Trust ("**SIFT**") to a corporation consistent with the proposed legislation announced by the Minister of Finance.
- Superior expects to continue the current monthly payments of $0.135 per unit ($1.62 per year) which will be paid as a dividend to its shareholders.
- Canadian taxable shareholders will receive a dividend tax credit compared to current unitholders tax treatment as other income.

- The transaction is tax free for our unitholders based on the recently proposed rules for SIFT conversions.
- Superior's conversion to a corporation may result in greater access to capital and the removal of the "normal growth" and "undue expansion restrictions" in the SIFT legislation that limited Superior's ability to consider strategic acquisitions.
- The planned termination of the public income trust market would have diminished Superior's ability to raise capital in the future making the conversion to a corporation inevitable.
- Superior may have greater access to capital in Canada, the United States and other international markets on a more timely and cost efficient basis.
- Superior may be able to attract new investors, including non-resident investors, which is limited as a mutual fund trust.
- Superior is expected to have improved liquidity resulting in higher trading volumes.
- Superior will consider listing on a United States stock exchange, which will allow for broader access to capital to fund the growth of our businesses.
- Superior will have an estimated tax basis of over $1.3 billion following the transaction.
- Superior is considering a strategic alliance with Ballard to more fully develop the off-take hydrogen from our specialty chemical facilities.
- The total cost of the transaction is expected to be approximately $50 million of which approximately $46 million will be paid to Ballard.

Superior Plus after Conversion to a Corporation

- Superior will become a high-yield corporation, and currently expects to continue to pay monthly dividends of $0.135 per share, unchanged from Superior's previous monthly distribution.
- Canadian taxable shareholders should benefit from lower income taxes paid on dividends compared to taxes previously paid on Superior's distributions.
- Superior's Convertible Debentures and US Notes will be assumed by the new corporation preserving Superior's attractive long-term borrowing rates.
- After the completion of the transaction, Superior will continue to operate its existing businesses and the number of units/shares outstanding will remain at 88.4 million.
- The existing businesses of Ballard will be carried on by a new corporation owned by Ballard's existing shareholders.

The Conversion is subject to various commercial conditions, including lender consent to the Plan of Arrangement and the receipt of regulatory approvals which include the approval of The Toronto Stock Exchange. The Conversion is also subject to the approval of the court and of 66⅔% of the votes cast by unitholders of the Fund and the shareholders of Ballard at the respective securityholder meetings called to approve the transaction. The mailing of the information circular to the holders of trust units of Superior is expected to occur late November with the meeting to be held on or about December 18, 2008. The closing of the Conversion is expected to occur on or about December 31, 2008.

Complete details of the terms of the Plan of Arrangement are set out in the Arrangement Agreement that will be filed by Superior on SEDAR. (www.sedar.com)

Third quarter results and conference call

Superior will be releasing its third quarter results on November 5, 2008 and conducting a conference call and webcast for investors, analysts, brokers and media representatives to discuss the Corporate Conversion and the 2008 Third Quarter Results at 10:30 a.m. EST (8:30 a.m. MST) on Thursday, November 6, 2008. To participate in the call, dial: 1-800-731-6941. An archived recording of the call will be available for replay until midnight, December 6, 2008. To access the recording, dial: 1-877-289-8525 and enter pass code 21285348 followed by the # key. Internet users can listen to the call live, or as an archived call, on Superior's website at: www.superiorplus.com under the Events and Presentations section.

For more information about Superior, visit our website at: www.superiorplus.com or contact:

Wayne Bingham Executive Vice-President and Chief Financial Officer
E-mail: wbingham@superiorplus.com
Phone: (403) 218-2951 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Scott Daniel Vice-President, Treasurer and Investor Relations
E-mail: sdaniel@superiorplus.com
Phone: (403) 218-2953 / Fax: (403) 218-2973
Toll Free: 1-866-490-PLUS (7587)

Forward Looking Information

This press release contains certain forward-looking statements and forward-looking information ("forward-looking information") within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "intend", "objective", "continuous", "ongoing", "estimate", "expect", "may", "will", "project", "should" or similar words suggesting future outcomes. In particular, this press release includes forward-looking information relating to results of operations, dividends, taxes, plans and objectives, access to capital, liquidity and trading volumes, projected costs, business strategy and anticipated benefits of the Conversion. Superior believes the expectations reflected in such forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information should not be unduly relied upon.

Forward-looking information is based on various assumptions. Those assumptions are based on information currently available to Superior, including information obtained from third party industry analysts and other third party sources and include the historic performance of Superior's businesses, current business and economic trends, completion of the Conversion and utilization of the tax basis, currency, exchange and interest rates, trading data and cost estimates. You are cautioned that the preceding list of assumptions is not exhaustive.

Forward-looking information is not a guarantee of future performance and involves a number of risks and uncertainties some of which are described herein. Such forward-looking information necessarily involves known and unknown risks and uncertainties, which may cause Superior's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking information. These risks and uncertainties include but are not limited to the risks identified in Superior's 2007 Annual Information Form under the heading "Risk Factors" and the risks associated with the availability and amount of the tax basis. Any forward-looking information is made as of the date hereof and, except as required by law, Superior assumes no obligation to publicly update or revise such information to reflect new information, subsequent or otherwise.

Non-GAAP Financial Measures

Distributable Cash Flow

Distributable cash flow of Superior available for distribution to Unitholders is equal to cash generated from operations, adjusted for changes in non-cash working capital and natural gas and electricity customer acquisition costs, less maintenance capital expenditures. Maintenance capital expenditures are equal to capital expenditures incurred to maintain the capacity of Superior's operations and are deducted from the calculation of distributable cash flow. Acquisitions and other capital expenditures incurred to expand the capacity of Superior's operations or to increase its profitability (growth capital), are excluded from the calculation of distributable cash flow. Superior may deduct or include additional items to its calculation of distributable cash flow; these items would generally, but not necessarily, be items of a non-recurring nature. Distributable cash flow is the main performance measure used by management and investors to evaluate the performance of Superior and its businesses. Readers are cautioned that distributable cash flow is not a defined performance measure under Canadian generally accepted accounting principles (GAAP), and that distributable cash flow cannot be assured. Superior's calculation of distributable cash flow, maintenance capital and growth capital may differ from similar calculations used by comparable entities. Operating distributable cash flow is distributable cash flow before corporate and interest expenses. It is also a non-GAAP measure and is used by management to assess the performance of the operating divisions.

Standardized Distributable Cash Flow

During 2007, the CICA published an interpretive release, *Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities: Guidance on Preparation and Disclosure,* in order to provide its recommendations related to the measurement and disclosure of cash available for distributions. The guidance was issued in an effort to improve the consistency, comparability, and transparency of the reporting of the measure commonly referred to as distributable cash flow. Superior's calculation of standardized distributable cash flow is, in all material respects, in accordance with the recommendations provided by the CICA.

Superior views the CICA recommendations as a positive step in providing stakeholders with meaningful information, but consistent with the guidance provided by the CICA, Superior has determined that due to the nature of Superior's businesses, certain adjustments to standardized distributable cash flow are required to better reflect the cash flow available to be distributed to Unitholders. Superior's adjusted standardized distributable cash flow is referred to as distributable cash flow, and is unchanged from Superior's previous definition or measurement of distributable cash flow. Superior's distribution policy is based on distributable cash flow on an annualized basis, accordingly, the seasonality of Superior's individual quarterly results must be assessed in the context of annualized distributable cash flow. Adjustments recorded by Superior as part of its calculation of distributable cash flow include, but are not limited to, the impact of the seasonality of Superior's businesses, principally Superior Propane, by adjusting for non-cash working capital items, thereby eliminating the impact of the timing between the recognition and collection/payment of Superior's revenues and expense, which can from quarter to quarter differ significantly. Superior's calculation also distinguishes between capital expenditures that are maintenance related and those that are growth related, in addition to allowing for the proceeds received on the sale of certain capital items. Adjustments are also made to reclassify the cash flows related to natural gas and electricity customer acquisition costs in a manner consistent with the income statement recognition of these costs.

END